February 4, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	Brookfield Homes Corporation

Registration Statement on Form S-3

Filed November 6, 2010

File No. 333-162953

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Brookfield Homes Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to February 8, 2010 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

In addition, in connection with the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

BROOKFIELD HOMES CORPORATION

By	/s/ Ian G. Cockwell
Name: Ian G. Cockwell Title: President and Chief Executive Officer

8500 Executive Park Avenue, Suite 300, Fairfax, VA 22031